Exhibit 99.1

Glass House Brands Welcomes Hector De La Torre Back to The Board of Directors

LONG BEACH, CA and TORONTO, July 15, 2024 - Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., announced today the reappointment of Hector De La Torre to the Company’s Board of Directors. Mr. De La Torre previously served as an original member of the Board until 2023, when he stepped down due to time restraints connected to other commitments.

“We are excited to welcome Hector back to the Glass House Board,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “Hector made many valuable contributions to our company during his first tenure and was one of the earliest vocal advocates for cannabis policy reform in California when he was a member of the State Assembly. We know that his proven track record in public health and public affairs will be invaluable going forward as the cannabis industry evolves and we continue to execute on our growth plans.”

“Glass House Brands is the premier cannabis company in California,” said Mr. De La Torre. “Having experienced the growing pains from the inception during my previous tenure, I look forward to contributing to Glass House being a market leader with its many opportunities for growth going forward.”

Hector De La Torre is a veteran public servant with significant government and nonprofit experience. He is currently a member of the board and former two-term chair at LA Care (the largest public nonprofit health plan in the United States), a trustee and co-chair of the Obama Scholars Advisory Council at his alma mater Occidental College in Los Angeles, and an Assembly appointee member of the California Air Resources Board.

De La Torre served in the California State Assembly from 2004 to 2010, representing the largely Latino 50th District in southeast LA County. He chaired the Budget Subcommittee on Health and Human Services, the Rules Committee and helped create and chair the Accountability and Administrative Review Committee during his tenure. De La Torre was recently the Executive Director of the nonprofit Gasol Foundation focused on children’s wellness, and the national non-profit Transamerica Center for Health Studies. Prior to his service in the Assembly, he served as Mayor and as a member of the South Gate City Council, Judicial Administrator in the LA Superior Court, chief of staff to the Deputy Secretary of Labor in the Clinton Administration, and a teacher at Edison Junior High in south LA.

De La Torre received his Bachelor’s Degree in Diplomacy and World Affairs from Occidental College and attended the Elliot School of International Affairs at The George Washington University. He lives in South Gate.

With the addition of Mr. De La Torre, the Company’s Board of Directors has expanded from seven to eight members, which also reflects the recent addition of John “Jay” D. Nichols, Jr.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company’s efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan Chairman and CEO, and Graham Farrar Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”,“budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company’s statements that: Mr. De La Torre’s proven track record in public health and public affairs will be invaluable going forward as the cannabis industry evolves and the Company continues to execute on its growth plans; and that Mr. De La Torre looks forward to contributing to Glass House being a market leader with its many opportunities for growth going forward. All forward-looking statements are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: (212) 896-1233

E: GlassHouse@kcsa.com